UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

 (Amendment No. 2)

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

KENNECOTT UTAH COPPER SAVINGS PLAN FOR REPRESENTED EMPLOYEES (formerly Kennecott Utah Copper Savings Plan for Represented Hourly Employees)

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 11-K for the fiscal year ended December 31, 2012 filed by the Kennecott Utah Copper Savings Plan for Represented Employees (formerly Kennecott Utah Copper Savings Plan for Represented Hourly Employees) (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 21, 2013 (the “Original Filing”) is being filed by the Registrant to amend Amendment No. 1 to the Original Filing filed by the Registrant with the SEC on July 20, 2015 (“Amendment No. 1”).

Amendment No. 1 removed the audit report of McGladrey LLP (subsequently renamed RSM US LLP) (“McGladrey”), the Registrant’s former independent accounting firm, on the financial statements (the “Subject Financial Statements”) in the Original Filing, which Subject Financial Statements comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012 and the related notes, and marked such Subject Financial Statements as being unaudited. Without seeking to limit any responsibility, liability or obligations otherwise under the U.S. federal securities laws, Amendment No. 1 also removed McGladrey’s consent filed as an exhibit to the Original Filing.

The Registrant filed Amendment No. 1 in response to a notice received from McGladrey on July 13, 2015 that it was withdrawing its audit report from the Original Filing. As set out in the Form 6-K filed with the SEC by Rio Tinto plc on July 17, 2015, in late May 2015, McGladrey notified the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), which administers the Registrant and acts as its fiduciary, that McGladrey believed certain services (the “Services”) that one of its associated entities had provided to affiliates of the Registrant during the fiscal year under review may have been inconsistent with the SEC’s rules on auditor independence. Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of certain of its employee share plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of the Registrant on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the Registrant’s independent registered public accounting firm to audit the Registrant’s financial statements. On July 13, 2015, McGladrey notified the BGC that despite its belief that the Services did not compromise its integrity or objectivity it was withdrawing its audit report on the Subject Financial Statements from the Original Filing. After McGladrey’s withdrawal, the BGC engaged ACM to re-audit the Subject Financial Statements.

As further explained in Note 9 to the Subject Financial Statements, during the course of ACM’s re-audit, ACM and the Registrant’s management determined that it was necessary for the Registrant to restate its financial statements as of December 31, 2011 and for the year ended December 31, 2012 in order to correct for misstatements relating to  the allocation of a clearing account held within the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”) to the Rio Tinto employee share plans participating in the Master Trust, which include the Registrant.

The purpose of this Amendment No. 2 is to (i) file (x) the audit report of ACM, the Registrant’s new independent accounting firm, on the re-audited Subject Financial Statements; (y) re-audited Subject Financial Statements and related notes; and (z) ACM’s consent; and (ii) restate  its financial statements as of December 31, 2011 and for the year ended December 31, 2012  for the reasons stated above and explained in Note 9 to the Subject Financial Statements.  There were no other material changes made in the financial statements filed with this report.

Unless expressly noted otherwise, the disclosures in this Amendment No. 2 continue to speak as of the date of the Original Filing and do not reflect events occurring after the filing of the Original Filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KENNECOTT UTAH COPPER SAVINGS PLAN FOR REPRESENTED EMPLOYEES

By:	/s/ Patrick James
Name: Patrick James

Interim Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: November 30, 2015

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Kennecott Utah Copper Savings
Plan for Represented Hourly
Employees

Financial Report
December 31, 2012

Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-19

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Inc. Benefit Governance Committee
Kennecott Utah Copper Savings Plan for Represented Employees

We have audited the accompanying statements of net assets available for benefits of the Kennecott Utah Copper Savings Plan for Represented Hourly Employees now Kennecott Utah Copper Savings Plan for Represented Employees (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements, the Plan has restated its financial statements as of December 31, 2011 and for the year ended December 31, 2012 to correct for misstatements relating to the allocation of a clearing account held within the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”) to the plans participating in the Master Trust.

/s/ Anton Collins Mitchell LLP
Denver, Colorado
November 30, 2015

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

		Restated
	2012	2011
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$59,010,702	$51,187,474
Dividends receivable	-	37,814
Net assets available for benefits, at fair value	59,010,702	51,225,288

Adjustment from fair value to contract value for interest in collective investment trusts relating to fully benefit-responsive investment contracts held in the Rio Tinto America Inc. Savings Plan Trust
(Note 3)	(631,993)	(516,713)
Net assets available for benefits	$58,378,709	$50,708,575

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Restated
Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$6,524,730

Contributions:
Participants	3,412,528
Participant rollovers	169,855
Employer	1,212,644
Total contributions	4,795,027

Benefits paid to participants	(3,236,729)

Administrative expenses	(4,699)

Net increase before transfers	8,078,329

Transfers to the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership
Plan (Note 1)	(408,195)
Net increase after transfers	7,670,134

Net assets available for benefits:
Beginning of the year	50,708,575
End of the year	$58,378,709

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 1.     Description of the Plan

The following description of the Kennecott Utah Copper Savings Plan for Represented Hourly Employees, now Kennecott Utah Copper Savings Plan for Represented Employees (the “Plan” or the “KUC Plan”), provides only general information. Participants should refer to the plan document, summary plan description and union agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time hourly employees who are represented by or included in a collective bargaining unit of Kennecott Utah Copper, LLC and its affiliates (collectively, the “Company” or the “Employer”), as defined in the plan document. Eligible employees can participate in the Plan the first day of the calendar month after completing three months of continuous service. New hires will be enrolled automatically in the Plan at a before-tax contribution rate of four percent of eligible compensation with a Company matching contribution equal to 50 percent of that amount not to exceed six percent of the Participant’s Basic Pay. New hires have the option of electing out of the automatic enrollment at any time after they are eligible for the Plan. Any election to opt out of the automatic enrollment after the effective date will not affect any previously made contributions. The automatic enrollment provisions do not apply to eligible employees of Kennecott Barneys Canyon Mining Company.

Kennecott Utah Copper, LLC is an indirect, wholly owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly owned subsidiary of Rio Tinto plc (the “Parent”). The Plan has appointed State Street Bank & Trust Company (“State Street” or “Plan Trustee”) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is part of Rio Tinto America, Inc. Savings Plan Trust (the “Master Trust”), whose assets are held with State Street. The Master Trust was established to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Holdings Inc. (and its subsidiaries).

Contributions: Participants may elect, under a salary reduction agreement, to contribute to the Plan an amount not less than one percent and not more than 19 percent of their eligible compensation on a before-tax basis through payroll deductions. Before-tax contributions are limited by the Internal Revenue Code (“IRC”), which established a maximum contribution of $17,000 ($22,500 for participants over age 50) for the year ended December 31, 2012.

The Company matches the participants’ contributions to the Plan at 50 percent, up to the first six percent of their eligible compensation. Matching contributions are recorded on the date the related participant contributions are withheld.

Rollovers: An employee can make rollover contributions from another qualified plan or an individual retirement account (“IRA”) if certain criteria are met as set forth in the Plan Document.

Participant accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of the Plan earnings (losses), and administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 1. Description of the Plan (Continued)

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (“ADRs”) (the “Company Stock Fund” or “Employer Stock Fund” or the “Rio Tinto ADR Stock Fund”). All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination. Participants also have the option to invest in managed funds that are weighted based on the participant’s retirement date. The funds assume participants will retire upon reaching age 65 and invest in various collective trust and mutual funds.

Vesting: Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company’s matching contribution is based on years of service. A participant is 100 percent cliff vested after three years of credited service or at time of death or attainment of age 65.

Payment of benefits: Upon termination, retirement, death or becoming permanently disabled, participants or their beneficiaries may elect to receive lump-sum or rollover distributions in an amount equal to the value of the participants’ vested interests in their accounts. If a participant terminates employment and the participant’s account balance is less than $1,000, the Plan Administrator will authorize the benefit payment in a single lump sum without the participant’s consent. During employment, participants may withdraw account balances for financial hardship and other in-service withdrawals, as defined.

Transfers: Company employees not represented by a collective bargaining unit (nonunion employees) participate in the Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the “RTAI Plan”). If employees change from nonunion to union status during the year, or vice versa, their account balances are transferred within the Master Trust between the Plan and the RTAI Plan.

Forfeitures: Forfeitures are used to reduce future Company contributions. At December 31, 2012 and 2011, forfeited nonvested accounts were approximately $9,000 and $12,000, respectively. Approximately $20,000 of forfeitures were used to reduce Company contributions for the year ended December 31, 2012.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Master Trust invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income (loss) and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payments of benefits: Benefits are recorded when paid by the Plan.

Contributions: Employee contributions and related matching contributions are recorded when withheld from the participants’ compensation.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2012, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs are paid by the participants.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued. See Note 11.

New accounting pronouncements: In May 2011, the Financial Accounting Standards Board issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. This was adopted during 2012 as required and did not have a significant effect on the Plan’s financial statements or disclosures.

In 2012, the Financial Accounting Standards Board issued ASU 2012-04, Technical Corrections and Improvements, which includes technical corrections and improvements related to fair value measurements and has been issued, which the Plan or Master Trust adopted in a future period, as the effective date is for fiscal periods beginning after December 15, 2012, and did not have a significant effect on the Plan’s financial statements or disclosures.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Pending accounting pronouncements: In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07 which provides new guidance under Topic 820, Fair Value Measurements, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share as a practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share as a practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update is effective for all nonpublic entities for fiscal years beginning after December 15, 2016 and must be applied retrospectively with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

In July 2015, a pronouncement was issued that provides guidance on certain aspects of the accounting for employee benefit plans. The new pronouncement is a three-part standard which (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements, and (3) provides employee benefit plans with a measurement-date practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, and must be applied prospectively. The Company is currently evaluating the impact this guidance will have on the Plan’s financial statements.

Note 3. Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

At December 31, 2012 and 2011, the Master Trust’s investments include the Invesco Stable Value Trust (“Invesco SVT”), a collective investment trust. The Invesco Stable Value Trust is invested in the following:

  A money market fund;
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
  Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, which are secured by underlying assets. The fair value of the wrap contracts is determined based on the change in the present value of each contract’s replacement cost. The Invesco SVT’s wrapper contract is with high-quality insurance companies or banks. The Invesco SVT contracts have an element of risk due to lack of a secondary market and resale restrictions, resulting in the inability of the Invesco SVT to sell a contract. They also may be subject to credit risk based on the ability of the wrapper providers to meet their obligations of the contract.

Traditional GICs provide for a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Interest crediting rate is typically fixed for the life of the investment and do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 3. Fully Benefit-Responsive Investment Contracts (Continued)

The crediting interest rates of all the synthetic GIC contracts are based on agreed-upon formulas with the issuing third-party, as defined in the contract agreement but cannot be less than zero. The crediting interest rates for Invesco SVT synthetic GICs is typically reset on a monthly or quarterly basis according to the contract. Crediting interest rates are based on the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying fixed income investments backing the wrapper contract. Realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate.

The fair value of the investment contracts relative to the contract value are reflected in the statements of net assets available for benefits as “adjustment from fair value to contract value for interest in collective investment trusts relating to fully benefit-responsive investment contracts held in the Rio Tinto America Inc. Savings Plan Trust” (“adjustment”). This adjustment is only calculated annually for financial statement reporting purposes.

If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. An adjustment is reflected in the Plan’s statements of net assets available for benefits as of December 31, 2012 and 2011 in the amount of $(631,993) and ($516,713) respectively, which represents the Plan’s proportionate share of the investment in the Stable Value Fund held within the Master Trust.

These wrap contracts provide withdrawals and transfers at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of stable value fund. Such events include: (1) termination of the Plan, (2) material adverse amendment to the provisions of the Plan, the Plan’s loss of qualified status, or material breaches of responsibilities which are not cured, (3) the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) in terms of a successor plan, does not meet the contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value, is probable.

Absent any events described in the previous paragraph, GICs do not permit issuers to terminate the agreement prior to the scheduled maturity date.

Average duration for all investment contracts held in the stable value fund was 2.89 years and 2.58 years as of December 31, 2012 and 2011, respectively. Average yield for all fully benefit-responsive contracts for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Average yields
Based on actual earnings	1.26%	2.01%
Based upon the interest credited to participants	1.89%	2.05%

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4. Plan Interest in the Rio Tinto America, Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust (based on the investment direction by plan participants in the various investment options offered through the Master Trust).The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 8.4 percent and 9.3 percent as of December 31, 2012 and 2011, respectively. The Master Trust also includes the investment assets of the following retirement plans:

  RTAI Plan,
  U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees (the “Borax Plan”),
  Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Rio Tinto Alcan Plan”),
  Alcancorp Hourly Employees’ Savings Plan, and
  Alcancorp Employees’ Savings Plan.

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2012 and 2011:

	December 31, 2012
			Plan's Percent
	Master Trust	Plan's Interest in	Interest in
	Assets	Master Trust	Master Trust
Investments at fair value:
Mutual funds	$321,715,507	$24,263,392	7.5
Stable value fund: collective investment trust	194,572,398	17,197,651	8.8
Collective trust funds	125,736,983	8,300,664	6.6
Rio Tinto plc common stock ADRs	52,803,660	8,834,735	16.7
Government Short-Term Investment Fund	4,627,469	409,008	8.8
Interest-bearing cash	781,379	5,252	0.7
Net assets available for benefits, at fair value	700,237,396	59,010,702	8.4

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(7,150,299)	(631,993)	8.8
Net assets available for benefits	$693,087,097	$58,378,709	8.4

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4. Plan Interest in the Rio Tinto America, Inc. Savings Plan Trust (Continued)

	December 31, 2011
			Plan's Percent
	Master Trust	Plan's Interest in	Interest in
	Assets	Master Trust	Master Trust

		Restated
Investments at fair value:
Mutual funds	$330,260,110	$26,099,697	7.9
Stable value fund: collective investment trust	168,540,619	17,137,320	10.2
Rio Tinto plc common stock ADRs	48,415,371	7,926,395	16.4
Interest-bearing cash	2,156,593	24,062	1.1
Net assets available for benefits, at fair value	549,372,693	51,187,474	9.3

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(5,081,722)	(516,713)	10.2
Net assets available for benefits	$544,290,971	$50,670,761	9.3

During 2012, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value of investments:
Mutual funds	$38,850,401
Collective trust funds	6,690,732
Rio Tinto plc common stock ADRs	9,187,061
Net appreciation in fair value of investments	$54,728,194

The following are changes in net assets for the Master Trust for the year ended December 31, 2012:

Investment results:
Net appreciation in fair value of investments	$54,728,194
Interest and dividends	14,710,354
Administrative expenses	(213,327)
Net investment results	69,225,221

Net transfers	79,570,905
Increase in net assets	148,796,126

Net assets:
Beginning of year	544,290,971
End of year	$693,087,097

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 4. Plan Interest in the Rio Tinto America, Inc. Savings Plan Trust (Continued)

The following table presents the investments that represent five percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent five percent or more of the Plan’s net assets as of December 31, 2012 and 2011:

	December 31,
	2012		2011
	Master Trust	Plan	Master Trust	Plan

Invesco Stable Value Trust	$194,572,398	$17,197,651	$168,540,619	$17,137,320
Vanguard Institutional Index Class I Shares	54,743,013	3,484,567	43,086,458	3,828,000
Rio Tinto plc common stock ADRs	52,803,660	8,834,735	48,415,371	7,926,395
PIMCO Total Return Fund Institutional Shares	48,447,090	*	58,551,630	3,845,076
SSgA S&P 500 Index Fund Share N Shares	45,056,176	2,993,336	*	*
Dodge & Cox Stock Fund	44,236,592	4,527,004	50,931,220	4,797,522
Harbor Capital Appreciation Fund	*	3,241,533	41,215,278	3,688,440
Artisan Mid Cap Fund Institutional Shares	*	*	29,711,719	2,669,836
American Funds Europacific Growth Fund	*	*	*	2,572,073

*Investment did not exceed five percent of the Master Trust’s or Plan’s net assets in the year indicated.

Note 5.      Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5. Fair Value Measurements (Continued)

Stable value fund: collective investment trust: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized costs, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee using alternative fair valuation methods.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are unitized accounts, valued at the closing price reported on the active market on which individual securities are traded. The fund includes a cash component, which is valued at $1 per unit.

Government short-term investment fund (“STIF”): Consists of a Street Global Advisors (“SSgA”) Government STIF which seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The following tables set forth, by level, within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$133,659,931	$-	$-	$133,659,931
Mid cap	34,764,146	-	-	34,764,146
Small cap	33,452,050	-	-	33,452,050
International	41,367,018	-	-	41,367,018
Bond investments	78,472,362	-	-	78,472,362
Stable value fund: collective investment trust	-	194,572,398	-	194,572,398
Collective trust funds:
Bond investments	-	31,378,192	-	31,378,192
Commodities futures market	-	3,507,864	-	3,507,864
Foreign	-	23,288,813	-	23,288,813
Large cap	-	45,056,176	-	45,056,176
Real estate	-	2,919,632	-	2,919,632
Small-mid cap	-	15,086,170	-	15,086,170
U.S. fixed-income securities	-	3,116,019	-	3,116,019
U.S. money market securities	-	1,384,117	-	1,384,117
Rio Tinto plc common stock ADRs (Note 6)	52,803,660	-	-	52,803,660
Government Short-Term Investment Fund	-	4,627,469	-	4,627,469
Interest-bearing cash	781,379	-	-	781,379
	$375,300,546	$324,936,850	$-	$700,237,396

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$135,216,942	$-	$-	$135,216,942
Mid cap	41,301,152	-	-	41,301,152
Small cap	34,936,542	-	-	34,936,542
International	43,614,747	-	-	43,614,747
Blended investment	14,039,481	-	-	14,039,481
Bond investments	61,151,246	-	-	61,151,246
Stable value fund: collective investment trust	-	168,540,619	-	168,540,619
Rio Tinto plc common stock ADRs (Note 6)	48,415,371	-	-	48,415,371
Interest-bearing cash	2,156,593	-	-	2,156,593
	$380,832,074	$168,540,619	$-	$549,372,693

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers between levels.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments where NAV is available as a practical expedient:

	Fair Value as of December 31		Redemption	Redemption
	2012	2011	Frequency	Notice Period
Stable value fund:
				12 Months for full
Invesco stable value trust (a)	$194,572,398	$168,540,619	Daily	liquidation
Collective trust funds:
Bond investments (b)	31,378,192	-	Daily*	None
Commodities futures market (c)	3,507,864	-	Daily*	None
Foreign (d)	23,288,813	-	Daily*	None
Large Cap (e)	45,056,176	-	Daily*	None
Real estate (f)	2,919,632	-	Daily*	None
Small-mid cap (g)	15,086,170	-	Daily*	None
U.S. fixed-income securities (h)	3,116,019	-	Daily*	None
U.S. money market securities (i)	1,384,117	-	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)	The primary objective of the fund is to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
(b)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.
(c)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.
(d)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.
(e)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.
(f)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.
(g)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.
(h)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

(i)	The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar- denominated money market securities.

Note 6.      Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, certain transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds certain investments that are managed by SSgA, the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 904,515 and 978,241 shares of Rio Tinto plc common stock ADRs at December 31, 2012 and 2011, respectively, valued at $58.09 and $48.92, respectively. The cash component of this fund was approximately $260,000 and $560,000 at December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, purchases and sales of shares by the Master Trust totaled approximately $5,573,000 and $9,807,000, respectively.

During the year ended December 31, 2012, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 8.      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax- exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 9. Restatement of Clearing Account

For the year ended December 31, 2011, the clearing account in the Rio Tinto America Inc. Savings Plan Trust was erroneously allocated to the Borax Plan, the KUC Plan, and the RTAI Plan only. The Rio Tinto Alcan Plan was excluded from the original allocation. Additionally, the forfeitures balances included in the clearing account were incorrectly allocated using a percentage of each plan’s investment in the Rio Tinto America Inc. Savings Plan Trust. The allocation of the clearing account has been re-calculated to include the Rio Tinto Alcan Plan and each plan’s actual forfeiture balance has been included in the corresponding plan’s clearing account, which has resulted in a re-statement of these financial statements, as presented below:

Statement of Net Assets Available for Benefits

	As of December 31, 2011
	As Originally		Effect of
	Reported	As Adjusted	Change
Plan interest in Rio Tinto America Inc. Savings	$51,379,610	$51,187,474	$(192,136)
Plan Trust
Dividends receivable	37,814	37,814	-
Net assets available for benefits, at fair value	51,417,424	51,225,288	(192,136)

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(516,713)	(516,713)	-

Net assets available for benefits	$50,900,711	$50,708,575	$(192,136)

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 9. Restatement of Clearing Account (Continued)
Statement of Changes in Net Assets Available for Benefits

	For the Year Ended December 31, 2012
	As Originally		Effect of
	Reported	As Adjusted	Change
Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan
Trust’s investment income	$6,332,594	$6,524,730	$192,136

Contributions:
Participants	3,412,528	3,412,528	-
Participant rollovers	169,855	169,855	-
Employer	1,212,644	1,212,644	-
Total contributions	4,795,027	4,795,027	-

Benefits paid to participants	(3,236,729)	(3,236,729)	-

Administrative Expenses	(4,699)	(4,699)	-

Net increase before transfers	7,886,193	8,078,329	192,136

Transfers to the Rio Tinto America Inc. 401(k) Savings
Plan and Investment Partnership Plan (Note 1)	(408,195)	(408,195)	-
Net increase after transfers	7,477,998	7,670,134	192,136

Net assets available for benefits:
Beginning of the year	50,900,711	50,708,575	(192,136)
End of the year	$58,378,709	$58,378,709	$-

Note 10. Reconciliation of Financial Statements to Amended Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the amended Form 5500 as of December 31:

	2012	2011

Net assets available for benefits as presented in the financial statements	$58,378,709	$50,708,575
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	631,993	516,713
Net assets available for benefits as presented in the amended Form 5500 (unaudited)	$59,010,702	$51,225,288

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 10. Reconciliation of Financial Statements to Amended Form 5500 (Continued)

The following is a reconciliation of the net decrease in net assets available for benefits as presented in these financial statements to the amended Form 5500:

Year Ended
December 31,
2012

Net increase in net assets available for benefits before transfers as presented
in these financial statements	$8,078,329
Subtract adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2011	(516,713)
Add adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2012	631,993
Net increase in net assets available for benefits before transfers as presented
in amended Form 5500 (unaudited)	$8,193,609

Note 11. Subsequent Events

Effective December 20, 2013, the Plan was amended to (1) limit the total amount of Participant contributions to the Rio Tinto ADR Stock Fund to a maximum of 20% of the total amount of Participant amounts deferred; (2) limit the total amount of Company Matching Contributions to the Rio Tinto ADR Stock Fund to 20% of the total amount of Company Matching Contributions made; and (3) eliminate the ability of Participants to transfer funds into the Rio Tinto ADR Stock Fund, including rollover contributions. The amendment did not eliminate the right of Participants to transfer funds out of the Rio Tinto ADR Stock Fund or to re-allocate their portfolio among all other funds with the exception of the Rio Tinto ADR Stock Fund. Lastly, the amendment updated the Plan to provide that rollover contributions must be invested in one percent increments in one or more of the investment options.

The Plan was restated effective January 1, 2014, to incorporate all previously made amendments into the plan document.

The Plan was amended effective August 20, 2014 to change the name of the Plan to the Kennecott Utah Copper Savings Plan for Represented Employees.

The Internal Revenue Service provided the Company an updated tax determination letter dated March 20, 2015. That letter states that the Plan and related trust are designed in accordance with the applicable requirements of the IRC. The Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust continue to be tax-exempt.

On March 6, 2015, the Parent launched an offer to rescind (the “Rescission Offer”) the previous purchase of ordinary shares of Rio Tinto (“Shares”) in the form of American Depositary Shares (“ADSs”), with each ADS representing one Share, and with such Shares, along with a varying amount of short-term liquid investments, providing the basis for the value of the units (“Units”) in the Company Stock Fund that may be acquired by plan participants through the RTAI Plan, the KUC Plan and the Borax Plan (the RTAI Plan, the KUC Plan and the Borax Plan, each a “Plan” and collectively the “Plans”). The Rescission Offer encompassed 93,043 Units sold through the Plans during the period September 9, 2013 through September 8, 2014.

Kennecott Utah Copper Savings Plan for Represented Hourly Employees

Notes to Financial Statements

Note 11. Subsequent Events (Continued)

The Rescission Offer was undertaken because Rio Tinto was required to register the deemed sale of the ADSs included in these Units to Plan participants with the U.S. Securities and Exchange Commission (the “SEC”) and had not properly done so. In respect of the RTAI Plan, Rio Tinto inadvertently failed to file a registration statement following the merger of three contributing plans (each of which did have registration statements filed with the SEC) into the RTAI Plan. In respect of the KUC Plan and the Borax Plan, Rio Tinto inadvertently exceeded the number of ADSs registered with the SEC for sales of Units to participants through those Plans. On September 8, 2014, Rio Tinto filed a registration statement on Form S-8 with the SEC to register all ADSs under the Plans as of that date.

On July 17, 2015, Rio Tinto announced that, in order to comply with applicable U.S. federal securities laws and the regulations promulgated thereunder, it had to suspend all trading in the Rio Tinto ADR Stock Fund under certain of its U.S. employee share plans effective July 14, 2015 at 4:00 pm U.S. Eastern Time until such time as it could obtain a new registered public accounting firm and complete a new audit of the Plan’s financial statements.

This resulted from the notification of the Plan’s administrative committee, the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), by McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of certain Rio Tinto U.S. employee plans that McGladrey believed certain services (the “Services”) performed by one of its associated entities for affiliates of the Plan during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the SEC’s rules on auditor independence.

Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of the Plan’s financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of the Plan on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the Plan’s independent registered public accounting firm to audit the Plan’s financial statements.

On July 13, 2015, McGladrey notified the BGC that, despite its belief that the Services did not compromise its integrity or objectivity, it was withdrawing its audit report for the Plan’s financial statements from the SEC filings in which they were incorporated. This withdrawal, coupled with the time required to complete the 2014 audit and re-audits of the prior years, resulted in Rio Tinto being unable to keep its SEC filings current, thereby obligating Rio Tinto to suspend all trading in the Rio Tinto ADR Stock Fund under the Plan.